                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                   NELX, INC.
                                (Name of Issuer)


                                  Common Stock,
                           par value $.0001 per share
                         (Title of Class of Securities)


                                    62909R102
                                 (CUSIP Number)



John M. Jacobs                             With a copy to:
FS Limited Partnership                     James H. Nix
300 Summers Street                         Swidler Berlin Shereff Friedman, LLP
Suite 970                                  The Chrysler Building
Charleston, WV  25351                      405 Lexington Avenue
(304) 342-3535                             New York, New York 10174
                                           (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 29, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 62909R102                                           Page 2 of 10 Pages
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         John M. Jacobs

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]    (b) [X]


-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
-------- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
--------------------- ------ ---------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                13,852,460
   BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      8      SHARED VOTING POWER
                      ------ ---------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             13,852,460
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,852,460
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 62909R102                                           Page 3 of 10 Pages
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         FS Limited Partnership

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
-------- -----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------- ------ ---------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      8      SHARED VOTING POWER
                             12,233,044
                      ------ ---------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             12,233,044
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,233,044
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.1%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of NELX, Inc., a Kansas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 300 Summers Street, Suite 970, Charleston, WV 25301.

ITEM 2. IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This Schedule 13D is being filed jointly by John
M. Jacobs and FS Limited Partnership, a Delaware Limited partnership ("FSLP") of which Mr. Jacobs is the sole general partner. Mr. Jacobs and FSLP are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of both Mr. Jacobs and FSLP is 300 Summers Street, Suite 970, Charleston, WV 25301.

         Prior to the effectiveness of the Mergers (as defined below), Mr. Jacobs was principally employed as President of Jacobs & Company, a West Virginia Corporation ("J&C"), and President of FS Investments, Inc., a West Virginia corporation ("FSI"). J&C is an investment advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 and its address is 300 Summers Street, Suite 970, Charleston, WV 25301. FSI, through its wholly owned subsidiary Triangle Surety Agency, Inc., is principally engaged as an insurance agency involved in the negotiation, structuring and placement of surety bonds collateralized by professionally managed investment accounts and its address is 300 Summers Street, Suite 970, Charleston, WV 25301. Mr. Jacobs is a United States citizen.

         (d) and (e). During the past five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         12,233,044 of the shares of Common Stock reported on herein were acquired by FSLP in exchange for 58,668 shares of the common stock of FSI, pursuant to the FSI Merger Agreement (as defined below). 1,619,416 of the shares of Common Stock reported on herein were acquired by Mr. Jacobs in exchange for 7,766.50 shares of the Common Stock of FSI, pursuant to the FSI Merger Agreement.

ITEM 4. PURPOSE OF THE TRANSACTION

         On May 17, 2001, the Issuer entered into an agreement and plan of merger with FSI (the "FSI Merger Agreement") and an agreement and plan of merger with J&C (the "J&C Merger Agreement" and, collectively with the FSI Merger Agreement, the "Merger Agreements"). Copies of the FSI Merger Agreement and J&C Merger Agreement are attached hereto as Exhibits B and C, respectively. The Merger Agreements provided for newly formed, wholly owned subsidiaries of the Issuer to be merged with and into FSI (the "FSI Merger") and J&C (the "J&C Merger" and, collectively with the FSI Merger, the "Mergers"). The Merger Agreements further provided for the stockholders of FSI and the stockholders and certain debtholders of J&C to receive 50,000,000 shares and 25,000,000 shares of Common Stock, respectively, in exchange for all of the issued and outstanding capital stock of FSI and all of the issued and outstanding capital stock and certain outstanding indebtedness of J&C. On May 29, 2001, after the approval of the stockholders of FSI and J&C, the Mergers were consummated as contemplated by the Merger Agreements. As a result of the Mergers, the former stockholders of FSI and former stockholders and certain former debtholders of J&C own approximately 62% of the outstanding Common Stock.

         Pursuant to the Merger Agreements, on May 29, 2001 Denis Iler resigned as a director of the Issuer and John M. Jacobs, the sole stockholder and President of J&C and the President of FSI, was appointed a director and President of the Issuer. The Merger Agreements provide for two additional designees of the former stockholders of FSI and J&C to be appointed directors of the Issuer. The Issuer contemplates that these additional designees will be appointed directors as soon as practicable or, in any event, will be nominated for election as directors at the next annual meeting of the stockholders of the Issuer. When these designees are appointed or elected as directors, designees of the former stockholders of FSI and the former stockholders and certain former debtholders of J&C will occupy three of the four seats on the Issuer's board of directors.

         Immediately prior to the consummation of the Mergers, the Issuer had no active business operations and its principal assets consisted of approximately $1.3 million in cash and a leasehold interest in an undeveloped mineral spring in Arkansas. The Reporting Persons contemplate that the business of the Issuer will be expanded to include the activities and businesses of FSI and J&C.

         The Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         FSLP has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 12,233,044 shares of Common Stock. Accordingly, FSLP may be deemed to be the beneficial owner of 12,233,044 shares of Common Stock, or 10.1% of the outstanding shares of Common Stock.

         As general partner of FSLP, Mr. Jacobs has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 12,233,044 shares of Common Stock beneficially owned by FSLP and an additional 1,619,416 shares of Common Stock. Accordingly, Mr. Jacobs may be deemed to be the beneficial owner of 13,852,460 shares of Common Stock, or 11.5% of the outstanding shares of Common Stock.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 45,802,042 outstanding shares of Common Stock of the Issuer as of February 28, 2001, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2001 dated April 26, 2001, as increased by 75,000,000 shares of Common Stock issued in consideration of the Mergers.

         (c)      Not Applicable.

         (d)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing.

         Exhibit B.   FSI Merger Agreement

         Exhibit C.   J&C Merger Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ John M. Jacobs
                                                ---------------------------
                                                John M. Jacobs

Dated: June 8th, 2001
                                                FS LIMITED PARTNERSHIP

                                                By: /s/ John M. Jacobs
                                                    -----------------------
                                                    Name:  John M. Jacobs
                                                    Title: General Partner

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of NELX, Inc. and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 8th day of June, 2001.


                                            /s/ John M. Jacobs
                                            ------------------------------------
                                            John M. Jacobs

Dated:   June 8th, 2001
                                            FS LIMITED PARTNERSHIP

                                            By /s/ John M. Jacobs
                                            ------------------------------------
                                                     Name:  John M. Jacobs
                                                     Title: General Partner

                                                                       EXHIBIT B












                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                   NELX, INC.,

                             FSI ACQUISITION CORP.,

                            AND FS INVESTMENTS, INC.





                                  MAY 18, 2001

         THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is entered into as of the 18th day of May, 2001, by and among NELX, INC., a Kansas corporation ("NELX"), FSI ACQUISITION CORP., a West Virginia corporation wholly owned by NELX ("Acquisition"), and FS INVESTMENTS, INC., a West Virginia corporation ("FSI").

                                 R E C I T A L S

         A. The Board of Directors of each of NELX, FSI and Acquisition believe that it is in the best interests of each company and its respective stockholders to consummate the reorganization provided for herein, pursuant to which NELX will directly acquire all of the capital stock of FSI (the "FSI Common Stock") through a merger of Acquisition with and into FSI, with FSI being the surviving corporation (as hereinafter defined in Section 1.1, the "Merger").

         B. Pursuant to a vote of the holders of all capital stock of FSI and Acquisition made in accordance with Section 117 of the West Virginia Corporation Act ("WVCA"), the stockholders of FSI and Acquisition have approved the Merger.

         C. For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a)(1)(A) and 368
(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

                                A G R E E M E N T

         NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

         1.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the WVCA, at the Effective Time (as defined in Section
1.3 hereof), (a) Acquisition shall be merged with and into FSI, (b) the separate corporate existence of Acquisition shall cease, and (c) FSI shall continue as the surviving corporation (the "Surviving Corporation") in the Merger under the laws of the State of West Virginia under the name FS Investments, Inc. (the "Merger").

         1.2 CLOSING AND CLOSING DATE. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at the offices of Jacobs & Company, Suite 970, 300 Summers Street, Charleston, West Virginia 25301 on May 29, 2001 at 1:00 p.m. local time, or as soon thereafter as reasonably practicable on (a) the next business day after the last to be fulfilled or waived of the conditions set forth in Article VIII shall be fulfilled or waived in accordance herewith, or (b) at such other time, date or place as FSI and NELX may agree in writing. The date on which the Closing occurs is referred to herein as the "Closing Date".

         1.3 EFFECTIVE TIME OF THE MERGER. On the Closing Date, the parties hereto shall cause articles of merger, or other appropriate documentation, satisfying the requirements of the

WVCA (the "Articles of Merger") to be filed with the office of the Secretary of State of the State of West Virginia in accordance with the provisions of the WVCA. When used herein, the term "Effective Time" shall mean the date and time when the Articles of Merger have been accepted for filing by the Secretary of State of the State of West Virginia or such date and time as otherwise specified in the Articles of Merger.

         1.4 EFFECT OF THE MERGER. The Merger shall, from and after the Effective Time, have the effects provided in Section 37 of the WVCA. If at any time after the Effective Time, any further action is deemed necessary or desirable to carry out the purposes of this Agreement, the parties hereto agree that the Surviving Corporation and its proper officers and directors shall be authorized to take, and shall take, any and all such action.

                                   ARTICLE II
                            THE SURVIVING CORPORATION

         2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of FSI shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

         2.2 BYLAWS. The bylaws of FSI as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

         2.3 BOARD OF DIRECTORS AND OFFICERS. The board of directors and officers of FSI immediately prior to the Effective Time shall be the board of directors and officers, respectively, of the Surviving Corporation, effective as of the Effective Time, and until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III
                              CONVERSION OF SHARES

         3.1 MERGER CONSIDERATION. As of the Effective Time, by virtue of the Merger and without any action on the part of Acquisition, FSI, or NELX:

                  (a) Each share of FSI Common Stock, issued and outstanding immediately prior to the Effective Time will be converted, without any action on the part of the holders thereof (the "Shareholders"), into its proportionate share of 50,000,000 shares of the common stock, par value $.0001 per share, of NELX ("NELX Common Stock"); provided that the proportion of FSI Common Stock held by each Shareholder shall be determined for such purpose by including in total outstanding shares of FSI the number of shares of FSI Common Stock into which the convertible notes of FSI in the aggregate principal amount of $802,500 are convertible and, to the extent such notes are not converted prior to the Effective Time, the shares of NELX Common Stock to be issued in the Merger shall be reduced by the number of NELX Common Shares that would have been issued to the non-converting noteholders had they exercised their conversion privilege. No fractional shares of NELX Common Stock shall be delivered as the result of the Merger (and the number of shares of NELX Common Stock to be delivered to any Shareholder shall be rounded down to the nearest whole number); and the Shareholders shall not be entitled to cash in lieu of fractional shares. And, notwithstanding any provision of this Agreement to the contrary, no more than an aggregate of 50,000,000 shares of NELX Common Stock shall be issued or issuable at the Effective Time pursuant to the Merger. Immediately following the Effective Time, the Shareholders shall deliver to NELX the certificates representing the FSI Common Stock, and NELX shall cause NELX's transfer agent to deliver to the Shareholders certificates representing the NELX Common Stock in accordance with Exhibit A hereto. The NELX Common Stock issued pursuant to this Section 3.1(a) shall be duly authorized, fully paid and non-assessable. All shares of NELX Common Stock issued in accordance with Section 3.1 shall be deemed to be in full satisfaction of all rights pertaining to shares of FSI Common Stock held by the Shareholders. The Shareholders shall have no right to transfer or assign the right to receive the NELX Common Stock prior to the issuance thereof.

                  (b) Each share of Acquisition Common Stock issued and outstanding immediately prior to the Effective Time will be converted, without any action on the part of the holder thereof, into ten (10) duly and validly issued, fully paid and non-assessable shares of the common stock, par value $.01 per share, of the Surviving Corporation.

         3.2 NO FURTHER RIGHTS. From and after the Effective Time, holders of certificates theretofore evidencing FSI Common Stock shall cease to have any rights as stockholders of FSI, except as provided herein or by applicable law.

         3.3 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Income Tax Regulations.

                                   ARTICLE IV
                      REPRESENTATIONS AND WARRANTIES OF FSI

         FSI represents and warrants to NELX as follows:

         4.1 ORGANIZATION, ETC. FSI is a corporation duly organized and validly existing and in good standing under the laws of the State of West Virginia, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdictions in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a material adverse effect on the financial condition or operations of FSI and its subsidiary, Triangle Surety Agency, Inc. ("TSA"), taken as a whole (for FSI, a "Material Adverse Effect"). TSA is duly organized and validly existing and in good standing under the laws of the State of West Virginia, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdiction in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a Material Adverse Effect on FSI. Except for TSA, FSI does not own, of record or beneficially, the securities of any other entity.

         4.2 AUTHORITY. FSI has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and such action has been duly authorized by all necessary action of FSI's Board of Directors and will have been duly authorized by the stockholders prior to the Effective Time.

         4.3 ENFORCEABILITY. This Agreement has been duly executed and delivered by FSI and constitutes a legal, valid and binding obligation of FSI enforceable in accordance with its terms, subject to: (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief, or other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants, indemnification provisions or similar provisions).

         4.4 NO VIOLATION. The execution and the delivery by FSI of this Agreement does not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, or (iv) require any notice, filing, authorization, consent or approval not heretofore obtained pursuant to, any binding written or oral agreement or instrument including, without limitation, any charter, bylaw, trust instrument, indenture or evidence of indebtedness, lease, contract or other obligation or commitment (each, a "Contractual Obligation") binding upon FSI or TSA or any of their properties or assets, or any law, rule, regulation, restriction, order, writ, judgment, award, determination, injunction or decree of any court or government, or any decision or ruling of any arbitrator (each, a "Requirement of Law") binding upon or applicable to FSI or TSA or any of their properties or assets.

         4.5 LITIGATION. FSI is plaintiff in a civil action filed on January 10, 2001, in United States District Court for the Eastern District of Kentucky against Asset Guaranty Insurance Company and Van-American Companies, Inc. Copies of all pleadings in such action have been delivered to NELX. Except for the counterclaims filed in such action, there are no pending or overtly threatened actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect on FSI.

         4.6 CAPITALIZATION. Exhibit A hereto sets forth the record holders of all outstanding shares of the FSI Common Stock (the "Issued Shares") and the number of Issued Shares owned by such Shareholder. FSI has authorized 600,000 shares, 500,000 of which are Common Stock, par value $1.00 per share and 100,000 of which are preferred stock, par value $10.00 per share. No shares of FSI preferred stock have been issued or are outstanding. No shares of the FSI Common Stock are held in the treasury of FSI. The Issued Shares are duly authorized, validly issued, outstanding, fully paid and nonassessable. FSI owns 100% of the outstanding Common Stock of TSA. There do not exist any other authorized or outstanding securities, options, warrants, calls, commitments, rights to subscribe or other instruments, agreements or rights of any character, or any pre-emptive rights, convertible into or exchangeable for, or requiring or relating to the issuance, transfer or sale of, any shares of capital stock or other securities of FSI or TSA, excepting certain convertible notes of FSI which rights of conversion will be exercised or terminate prior to the Effective Time. Exhibit A will be amended prior to the Effective Time to reflect any such conversion.

         4.7 FINANCIAL STATEMENTS. Attached as Schedule 4.7 hereto are the unaudited consolidated financial statements of FS Investments, Inc. and Subsidiary for the years ended December 31, 2000 and 1999 (the "FSI Financial Statements"). The FSI Financial Statements are internal statements prepared by management. Each of the FSI Financial Statements (a) is complete and correct and presents fairly in all material respects the consolidated financial condition of FSI and TSA as of the dates thereof, (b) discloses all material liabilities of FSI and TSA, and (c) has been prepared on a modified income tax basis and is therefore a departure from statements prepared in accordance with generally accepted accounting principles. Since December 31, 2000, there has been no change which would have a Material Adverse Effect on FSI, liabilities incurred have been for the purpose of financing the ordinary business and operations of the corporations, and neither FSI nor TSA has mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties.

         4.8 INCOME TAX RETURNS. FSI and TSA have filed all federal and state income and other tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by FSI or TSA, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. FSI has no knowledge of any pending assessments or adjustments of taxes payable of FSI or TSA with respect to any year.

         4.9 PERMITS, FRANCHISES. FSI or TSA possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable them to conduct the business in which they are now engaged in compliance with applicable law, except where failure to do so would not have a Material Adverse Effect on FSI.

         4.10 ERISA. Neither FSI nor TSA maintains, and neither has in the past maintained, any employee pension benefit plan (a "Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time ("ERISA").

         4.11 OTHER OBLIGATIONS. Neither FSI nor TSA is in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

         4.12 ENVIRONMENTAL MATTERS. FSI and TSA each has been in compliance in all material respects with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of FSI's or TSA's operations and/or properties (collectively, "Environmental Laws"). None of the operations of FSI or TSA is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. To the knowledge of FSI, neither FSI nor TSA has any material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment. This Section 4.12 shall be the only representations and warranties of FSI and TSA concerning environmental matters, and no other representation and warranty in this Agreement shall apply to environmental matters.

         4.13 REAL PROPERTY; LEASES. Neither FSI nor TSA owns any real property.
Schedule 4.13 sets forth a complete and accurate list of each lease, sublease or other arrangement pursuant to which either FSI or TSA leases or subleases real property (collectively, the "Leased Premises"). Neither FSI or TSA has received any notice of any event of default or any event, occurrence, condition or act, including without limitation, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder, which constitutes or would constitute (with notice or lapse of time or both) a default in any respect under any of the leases or subleases on Schedule 4.13.

         4.14 NO CONSENT REQUIRED. Except for the approval of the Merger by the Shareholders, FSI's execution, delivery and performance of this Agreement does not require the consent or approval of any other person or entity which has not been obtained, including, without limitation, any regulatory authority or governmental body of the United States of America or any state thereof or any political subdivision of the United States of America or any state thereof.

         4.15 NO BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by FSI directly with NELX without the intervention of any person on behalf of FSI in such manner as to give rise to any valid claim against NELX or FSI for a finder's fee, brokerage commission or similar payment.

         4.16 FULL DISCLOSURE. No representation, warranty, schedule or certificate of FSI made or delivered pursuant to this Agreement contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

                                   ARTICLE V
       ADDITIONAL REPRESENTATION AND WARRANTY RELATING TO THE SHAREHOLDERS

         FSI hereby represents and warrants to NELX that each Shareholder owns of record the shares of FSI Common Stock indicated opposite such Shareholder's name on Exhibit A hereto.

                                   ARTICLE VI
             REPRESENTATIONS AND WARRANTIES OF NELX AND ACQUISITION

         NELX and Acquisition each represent and warrant to FSI as follows:

         6.1 ORGANIZATION, ETC. NELX is a corporation, duly organized and validly existing and in good standing under the laws of the State of Kansas, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdictions in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a material adverse effect on the financial condition or operations of NELX and its Subsidiaries (as defined below), taken as a whole (for NELX and its Subsidiaries, a "Material Adverse Effect"). Each company (each, a "Subsidiary") listed on Schedule 6.1 hereof is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdiction in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a Material Adverse Effect on NELX. Except for the Subsidiaries, NELX does not own, of record or beneficially, the securities of any other entity. A true and correct copy of the Certificate of Incorporation and Bylaws of NELX, as currently in effect, has previously been delivered to FSI.

         6.2 AUTHORITY. NELX has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and such action has been duly authorized by all necessary action of NELX's Board of Directors. The issuance and sale of the NELX Common Stock to the Shareholders has been duly authorized and if, as and when delivered to the Shareholders, such shares will be duly and validly issued and outstanding, fully paid and nonassessable and will be free of any Encumbrance (as defined below), other than those imposed pursuant to securities laws of general application. As used in this Agreement, "Encumbrance" shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right of way, encroachment, private building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title.

         6.3 ENFORCEABILITY. This Agreement has been duly executed and delivered by NELX and constitutes a legal, valid and binding agreement and obligation of NELX and Acquisition enforceable against each in accordance with its terms subject to: (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief, or other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants, indemnification provisions or similar provisions).

         6.4 NO VIOLATION. The execution and the delivery by NELX and Acquisition of this Agreement does not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, or (iv) require any notice, filing, authorization, consent or approval not heretofore obtained pursuant to, any Contractual Obligation binding upon NELX or any Subsidiary or any of their properties or assets, or any Requirement of Law binding upon or applicable to NELX or any Subsidiary or any of their properties or assets, except for such conflicts, defaults or violations, filings, authorizations, consents or approvals which would not have a Material Adverse Effect on NELX.

         6.5 LITIGATION. There are no pending or overtly threatened actions, claims, orders, decrees, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect on NELX.

         6.6 CAPITALIZATION. The authorized capital stock of NELX consists of 500,000,000 shares of NELX Common Stock, 45,802,042 shares of which have been validly issued as of the date hereof, and such issued shares are fully paid and nonassessable. NELX owns 100% of the common stock of each of the Subsidiaries. There do not exist any other authorized or outstanding securities, options, warrants, calls, commitments, rights to subscribe or other instruments, agreements or rights of any character, or any pre-emptive rights, convertible into or exchangeable for, or requiring or relating to the issuance, transfer or sale of, any shares of capital stock or other securities of NELX or any Subsidiary.

         6.7 ANNUAL REPORT; FINANCIAL STATEMENTS. NELX's Annual Report on Form 10-KSB for the year ended May 31, 2000 (a "Report") was filed with the Securities and Exchange Commission (the "SEC") on November 4, 2000, and its most recent Report on Form 10-QSB was filed with the SEC for the period ended February 28, 2001 on April 26, 2001. Each Report complied in all material respects with the rules of the SEC applicable to such Report on the date filed with the SEC, and neither Report contained, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading. The Reports have not been amended. All of the consolidated financial statements included in the Reports (the "NELX Financial Statements"): (i) have been prepared from and on the basis of, and are in accordance with, the books and records of NELX and with generally accepted accounting principles applied on a basis consistent with prior accounting periods; (ii) fairly and accurately present in all material respects the consolidated financial condition of NELX as of the date of each such NELX Financial Statement and the results of its operations for the periods therein specified; and (iii) are accompanied by the audit (going concern) opinion of NELX's independent public accountants. Except as set forth in Schedule 6.7 or in the NELX Financial Statements, as of the date hereof, NELX has no liabilities other than (i) liabilities which are reflected or reserved against in the NELX Financial Statements and which remain outstanding and undischarged as of the date hereof, (ii) liabilities arising in the ordinary course of business of NELX since the filing of the most recent Report not exceeding $25,000 in the aggregate, (iii) liabilities incurred as a result of the transactions contemplated by this Agreement or (iv) liabilities which were not required by generally accepted accounting principles to be reflected or reserved on the NELX Financial Statements. Since the date of filing of the most recent Report, there has not been any event or change which has or will have a Material Adverse Effect on NELX and NELX has no knowledge of any event or circumstance that would reasonably be expected to result in such a Material Adverse Effect.

         6.8 INCOME TAX RETURNS. NELX and the Subsidiaries have filed all federal and state income and other tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by NELX or any Subsidiary, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. NELX has no knowledge of any pending assessments or adjustments of any taxes payable of NELX or its Subsidiaries with respect to any year.

         6.9 PERMITS, COMPLIANCE WITH LAW. NELX and each Subsidiary possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable them to conduct the business in which it is now engaged in compliance with applicable law, except where failure to do so would not have a Material Adverse Effect on NELX. NELX and each Subsidiary are in compliance with all Requirements of Law in the conduct of its business and corporate affairs, except where failure to comply, singly or in the aggregate, would not have a Material Adverse Effect on NELX.

         6.10 ERISA. Neither NELX nor any Subsidiary maintains a Plan. NELX and each

Subsidiary are in compliance in all material respects with all applicable provisions of ERISA; neither NELX nor any Subsidiary has violated any provision of any Plan heretofore maintained or contributed to by it.

         6.11 CONTRACTS. Schedule 6.11 sets forth a description of each agreement, contract lease, license evidence of indebtedness, mortgage, indenture, security agreement, or other instrument, whether written or oral (collectively, "Contracts"), which provides for payments to or by NELX or any Subsidiary in excess of $5,000, or is otherwise material to the operations of NELX or any Subsidiary. Neither NELX nor any Subsidiary is in default on any Contract, except for such defaults which would not have a Material Adverse Effect on NELX.

         6.12 ENVIRONMENTAL MATTERS. NELX and its subsidiaries (including the Subsidiaries) have at all times been in compliance in all material respects with all applicable Environmental Laws. None of the operations of NELX or any Subsidiary is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. To NELX's knowledge, neither NELX nor any Subsidiary has received notice of any actual or threatened claim, investigation, proceeding, order or decree in connection with any release of any toxic or hazardous waste or substance into the environment.

         6.13 REAL PROPERTY. Schedule 6.13 sets forth all of the real property which is owned and/or leased by each of NELX and the Subsidiaries (collectively, the "Real Property"). The Real Property constitutes all of the real property now used in and necessary for the conduct of the business of NELX and the Subsidiaries as presently conducted. NELX has delivered to FSI true and complete copies of all leases relating to such properties (the "Leases"). The Leases are in full force and effect and are valid, binding, and enforceable in accordance with their terms, and no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of any party. Except as set forth in Schedule 6.13, all real property, buildings and structures owned or used by NELX and the Subsidiaries are in good condition and suitable for the purpose or purposes for which it is being used, reasonable wear and tear excepted, and is in such condition and repair as to permit the continued operation of said businesses. None of the Real Property, buildings or structures is in need of material maintenance or repairs except for ordinary, routine maintenance and repairs.

         6.14 EMPLOYEES. Neither NELX nor any Subsidiary has any employees nor any agreement with any person regarding employment.

         6.15 INSURANCE. NELX and the Subsidiaries currently maintain, in full force and effect, all insurance policies that are reasonably required to be maintained for the conduct of its business or the ownership of its properties (both real and personal) (collectively, the "Insurance Policies"). True and complete copies of all Insurance Policies have been made available to FSI. NELX
(a) is not in default regarding the provisions of any Insurance Policy; (b) has paid all premiums due thereunder; and (c) has not failed to present any notice or material claim thereunder in a due and timely fashion. The coverage provided by the Insurance Policies, with respect to any insured act or event occurring on or prior the Effective Time, will not in any way be affected by or terminate or lapse by reason of the transactions contemplated hereby. Schedule

6.15 sets forth a listing of all policies maintained by NELX and a listing, by policy, of all outstanding claims and the amount thereof made by NELX under each such policy.

         6.16 BANK ACCOUNTS. Schedule 6.16 sets forth the names and locations of all banks, trust companies, savings and loan associations, stock brokerages and other financial institutions at which NELX and Acquisition maintain accounts of any nature, or safe deposit boxes, and the name of all persons authorized to draw thereon or make withdrawals therefrom.

         6.17 TITLE TO PROPERTIES. The assets owned or leased by NELX and its Subsidiaries are all of the assets necessary to conduct the business of NELX and its Subsidiaries as currently being conducted. NELX and its Subsidiaries have good and marketable title to substantially all of the assets they own, real and personal, movable and immovable, tangible and intangible, free and clear of all Encumbrances, except for: (a) liens for taxes not yet due and payable, or (b) minor imperfections of title and encumbrances, if any, which (i) are not substantial in amount, (ii) do not detract from the value of the property subject thereto, impair the operations of the business of NELX, or the use or license of certain of the assets of NELX, and (iii) have arisen in the ordinary course of business consistent with past practice.

         6.18 NO BROKERS. The transactions contemplated hereby have been carried out by NELX directly with FSI and the Shareholders without the intervention of any person on behalf of NELX in such manner as to give rise to any valid claim against NELX or FSI for a finder's fee, brokerage commission or similar payment.

         6.19 SECURITIES LAW MATTERS. To the best of its knowledge NELX has filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC under the Securities Act or the Exchange Act of 1934, as amended (all such reports and statements are collectively referred to herein as the "Securities Filings"), and (ii) any applicable state securities authorities. To the knowledge of NELX, no such Securities Filing, as of the date it was filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Subject to the accuracy of the representations set forth in the Shareholder Representation Letters attached as Exhibit C hereto, the offer and sale of the Shares to the Shareholders will be exempt from the Securities Act.

         6.20 SALE OF CERTAIN PROPERTIES. On or about May 7, 2001, NELX sold certain oil and gas properties. A closing statement indicating the net amount payable to NELX is attached as Exhibit D hereto. Except for amounts otherwise applied with the consent of FSI, such proceeds of sale are held, and will be held at the Effective Time, on deposit in one or more of the accounts identified on Schedule 6.16.

         6.21 FULL DISCLOSURE. No representation, warranty, schedule or certificate of NELX made or delivered pursuant to this Agreement contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

                                  ARTICLE VII
                            COVENANTS OF THE PARTIES

         7.1 ACCESS PENDING CLOSING; EXCLUSIVITY.

                  (a) ACCESS TO NELX. NELX shall (i) give to FSI and its counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Effective Time to all of the books, contracts, commitments and other records of NELX and shall furnish FSI during such period with all information concerning NELX that FSI may reasonably request; and (ii) afford to FSI and its representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of NELX, in order to conduct inspections at their expense to determine that NELX is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of NELX are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (i) and (ii), FSI shall make arrangements with NELX reasonably in advance and shall use their reasonable best efforts to avoid interruption and to minimize interference with the normal business and operations of NELX. Any such investigation or inspection by FSI shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of NELX contained herein.

                  (b) EXCLUSIVITY TO FSI. Until either the Agreement is terminated or consummated, NELX agrees not to solicit any other inquiries, proposals or offers to purchase or otherwise acquire, in a merger transaction or another type of transaction, the business of NELX or the shares of capital stock of NELX. NELX further agrees to advise FSI promptly of any such inquiry or offer.

                  (c) ACCESS TO FSI. FSI shall (i) give to NELX and to NELX's counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Effective Time, to all of the books, contracts, commitments and other records of FSI and shall furnish NELX during such period with all information concerning FSI that NELX may reasonably request; and (ii) afford to NELX and to NELX's representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of FSI in order to conduct inspections at NELX's expense to determine that FSI is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of FSI are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (i) and (ii), NELX shall make arrangements with FSI reasonably in advance and shall use its reasonable best efforts to avoid interruption and to minimize interference with the normal business and operations of FSI. Any such investigation or inspection by NELX shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of FSI contained herein.

                  (d) EXCLUSIVITY TO NELX. Until either this Agreement is terminated or consummated, FSI agrees not to make, directly or indirectly, any other inquiries, proposals or offers to purchase or otherwise acquire, in a merger transaction or another type of transaction, the business or the shares of capital stock of any other company. FSI furthers agree to advise NELX promptly of any such inquiry or offer.

         7.2 OPERATION OF THE BUSINESS. Between the date of this Agreement and the Effective Time, each of NELX and FSI will conduct its business only in the ordinary course of business, and will:

                  (a) not amend its charter or bylaws;

                  (b) not increase the compensation or benefits (including, without limitation, salary, bonus and commission schedules) of any personnel, except for non-key management personnel in the ordinary course of business;

                  (c) use its reasonable best efforts to preserve intact its current business organization, keep available the services of its personnel, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with it consistent with its sound business judgment and past practices;

                  (d) not issue or sell any debt or equity securities, (including upon the exercise of currently outstanding options, warrants and other rights) declare, set aside or pay any dividend or distribution in respect of its securities, or directly or indirectly redeem or repurchase any outstanding securities, provided that any issuance of stock by FSI pursuant to conversion rights in outstanding notes shall be prohibited only to the extent that it would increase the NELX Common Stock to be issued pursuant hereto;

                  (e) not sell, assign, transfer, convey, lease or otherwise dispose of or subject to any Encumbrance any of its assets, except for sales of inventory and used equipment, in each case in the ordinary course of business consistent with past practice

                  (f) not acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any material assets or business of any person;

                  (g) not make any loans or advances to any person, except in the ordinary course of business nor discharge any debt prior to the scheduled maturity thereof;

                  (h) not make any payment or enter into any agreement or other transaction with any officer or director of such party, or TSA or any Subsidiary, other than employment compensation and benefits on the terms currently in effect;

                  (i) not fail to comply in any material respect with all Requirements of Law applicable to its business;

                  (j) not make any operational changes or developments of a material nature; and

                  (k) not enter into, amend or terminate any Contract which is or would be required to be disclosed in Schedule 6.11 hereto.

         7.3 REASONABLE BEST EFFORTS. Each of the parties hereto shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, necessary, proper or advisable to consummate the transactions contemplated hereby (including obtaining all necessary waivers, consents and approvals) on or before May 29, 2001 or as soon as practicable thereafter. Without limiting the generality of the foregoing, NELX shall use its reasonable best efforts to fulfill the conditions set forth in Section 8.2 and FSI shall use its reasonable best efforts to fulfill the conditions set forth in Section 8.1.

         7.4 NOTIFICATION OF CERTAIN MATTERS. NELX, Acquisition, and FSI shall each give prompt notice to the other parties of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any conditions set forth in Article VIII not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect any remedies available to the party receiving such notice and no disclosure pursuant to this Section 7.4 shall be deemed to amend or supplement any written disclosure previously made by one party thereafter, or prevent or cure any misrepresentations, breach of warranty or breach of covenant, unless the recipient party shall agree in writing to accept the disclosures set forth in any such notice.

         7.5 ADDITIONAL DOCUMENTS AND FURTHER ASSURANCES. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement, the Merger and the transactions contemplated hereby.

         7.6 EXPENSES. Each party shall bear its own costs and expenses in connections with the negotiation and consummation of this Agreement.

         7.7 PUBLIC DISCLOSURES. NELX and FSI shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger or the transactions contemplated hereby or thereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

         7.8 TAX TREATMENT. FSI and NELX shall each report the Merger as a tax free reorganization and shall not take, and shall use commercially reasonable efforts to prevent any of their respective subsidiaries or affiliates from taking, any actions that could prevent the Merger from qualifying, as a tax free reorganization under the provisions of Section 368(a) of the Code.

                                  ARTICLE VIII
                            CONDITIONS TO THE MERGER

         8.1 CONDITIONS TO OBLIGATIONS OF NELX AND ACQUISITION. The obligations each of NELX and Acquisition to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by NELX:

                  (a) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there by any action taken, or any statute, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes the consummation of the Merger illegal.

                  (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of FSI in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date), and for such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on FSI.

                  (c) COVENANTS. FSI shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by FSI as of the Effective Time.

                  (d) CERTIFICATE OF FSI. NELX shall have been provided with a certificate executed on behalf of FSI by its Chief Executive Officer to the effect that, as of the Effective Time, the conditions set forth in Sections 8.1(b) and 8.1(c) have been met with respect to FSI.

                  (e) APPROVAL OF FSI SHAREHOLDERS. The Merger shall have been approved by an affirmative vote of the Shareholders.

         8.2 CONDITIONS TO THE OBLIGATIONS OF FSI. The obligations of FSI to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by FSI:

                  (a) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there by any action taken, or any statute, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes the consummation of the Merger illegal.

                  (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of NELX and Acquisition in this Agreement shall be true and correct in all respects and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date), and for such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on NELX or Acquisition.

                  (c) COVENANTS. NELX and Acquisition shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

                  (d) NELX BOARD OF DIRECTORS. NELX shall have caused such resignations and appointments as are necessary to establish those officers and directors identified in Exhibit B. hereto as the officers and directors of NELX and the Subsidiaries.

                  (e) CERTIFICATE OF NELX. FSI shall have been provided with a certificate executed on behalf of each of NELX and Acquisition by its President or Chief Executive Officer, as of the Effective Time, certifying that the conditions set forth in Sections 8.2(b), 8.2(c) and 8.2(d) have been met.

                  (f) APPROVAL OF FSI SHAREHOLDERS. The Merger shall have been approved by an affirmative vote of the Shareholders.

                  (g) JACOBS & COMPANY MERGER. NELX shall have entered into an Agreement and Plan of Merger with Jacobs & Company, and the transactions contemplated thereby (the "J&C Merger") shall close simultaneously with the Merger.

                                   ARTICLE IX
                        TERMINATION, AMENDMENT AND WAIVER

         9.1 TERMINATION EVENTS. This Agreement may, by notice given prior to or at the Closing, be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) by NELX if a material breach of any provision of this Agreement has been committed by FSI, and such breach has not been waived and such breach (if curable) is not cured within 10 days after notice thereof, or if any of the conditions in Section 8.1 has not been satisfied on May 29, 2001 (or other date specified in this Agreement with respect to any such condition) or if satisfaction of such a condition is or becomes impossible (other than through the failure of NELX to comply with its obligations under this Agreement) and NELX has not waived such condition on or before the Effective Time.

                  (b) by FSI if a material breach of any provision of this Agreement has been committed by NELX, and such breach has not been waived and such breach (if curable) is not cured within 10 days after notice thereof, or if any of the conditions in Section 8.2 has not been satisfied on May 29, 2001 (or other date specified in this Agreement with respect to any such condition) or if satisfaction of such a condition is or becomes impossible (other than through the failure of FSI to comply with its obligations under this Agreement) and FSI has not waived such condition on or before the Effective Time.

                  (c) by mutual consent of FSI and NELX.

                  (d) by any party if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the later of June 30, 2001, or such later date as the parties may agree upon.

         9.2 EFFECT OF TERMINATION Prior to the Effective Time, termination shall be the parties' exclusive remedy for a breach of any representation, warranty or covenant.

                                   ARTICLE X
                               GENERAL PROVISIONS

10.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified (return receipt requested) or overnight mail or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

        (a)      if to FSI:                 FS Investments, Inc.
                                            300 Summers Street, Suite 970
                                            Charleston, WV 25301
                                            Fax:(304) 342-9726

                 with a copy to:            Swidler Berlin Shereff Friedman, LLP
                                            405 Lexington Avenue
                                            New York, New York  10174
                                            Attn: James H. Nix
                                            Fax: (212) 891-9241

        (b)      if to NELX or Acquisition: NELX, Inc.
                                            c/o Charles Stout
                                            Route 1, Box 41J
                                            Bridgeport, WV 26330
                                            Fax: (304) 623-9355

                 with a copy to:



         10.2 INTERPRETATION. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         10.3 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile, and a facsimile signature shall have the same force and affect as an original signature on this Agreement.

         10.4 ENTIRE AGREEMENT. This Agreement and the documents, Schedules and instruments referred to herein and to be delivered pursuant hereto, together with the J&C Merger agreement and related schedules and instruments, constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all other prior contemporaneous agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no other representations or warranties, whether written or oral, between the parties in connection with the subject matter hereof, except as expressly set forth herein.

         10.5 ASSIGNMENTS; PARTIES IN INTEREST. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein.

         10.6 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         10.7 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

         10.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of West Virginia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         10.9 RIGHTS OF CONSTRUCTION. The parties hereto waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         10.10 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage could occur in the event any provision of this Agreement, including
Article III hereof, was not performed in accordance with the terms hereof. Without limiting the generality of the foregoing, NELX hereby acknowledges that
(i) the obligation of NELX to issue shares of NELX Common Stock to the Shareholders is fundamental and required for the protection of the Shareholders and to preserve for the Shareholder the benefits of the Merger, (ii) the NELX Common Shares are of a unique character, and (iii) a breach of such obligation will result in irreparable harm and damages to the Shareholders which cannot be adequately compensated by a monetary award. Accordingly, NELX hereby expressly agrees that, should the Merger be consummated, in addition to all other remedies available to law or in equity, the Shareholders shall be entitled to the immediate remedy of specific performance, a temporary and/or permanent restraining order, preliminary injunction or such other form of injunctive or equitable relief as may used by the court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any representations, warranties, covenants or restrictions set forth in Article III of this Agreement, or to specifically enforce the terms and provisions of Article III hereof. NELX further agrees that neither the Shareholders nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in Section 10.11, and NELX irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought by a party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled). The foregoing rights shall be in addition to any other right or remedy any person hereto may have at law or in equity.

         10.11 ARBITRATION.

                  (a) RULES OF ARBITRATION. All disputes arising in connection with this Agreement, other than matters pertaining to equitable relief, shall be finally settled by arbitration by the American Arbitration Association ("AAA") in Charleston, West Virginia, in accordance with the rules of the AAA ("Rules of Arbitration"). Judgment on the award rendered by the arbitration panel (the "Arbitration Panel") may be entered in any court of competent jurisdiction.

                  (b) INITIATION OF ARBITRATION. Any party which desires to initiate arbitration proceedings may do so by delivering written notice to the other party (the "Arbitration Notice") specifying (x) the nature of the dispute or controversy to be arbitrated; (y) the name and address of the arbitrator appointed by the party initiating such arbitration; and (z) such other matters as may be required by the Rules of Arbitration. The party who receives an Arbitration Notice shall appoint an arbitrator and notify the initiating party of such arbitrator's name and address within 30 days after delivery of the Arbitration Notice; otherwise, a second arbitrator shall be appointed at the request of the party who delivered the Arbitration Notice. The two arbitrators so appointed shall appoint a third arbitrator who shall be chairman of the Arbitration Panel and the "neutral arbitrator" for purposes of the Rules of Arbitration.

                  (c) DECISIONS FINAL. All decisions of the Arbitration Panel shall be final, conclusive and binding on all parties and shall not be subject to judicial review.

         10.12 KNOWLEDGE DEFINED.As used herein, "knowledge" shall mean knowledge of a particular fact or other matter, provided that (a) NELX shall be deemed to have "knowledge" of all facts actually known to Charles Stout, as well as all facts in NELX's corporate records and files which reasonably would have been discovered by or known to a person making a prudent review of such files to determine the accuracy of any representation or warranty made by NELX in this Agreement or compliance by NELX with any of the covenants in this Agreement, and
(b) FSI shall be deemed to have "knowledge" of all facts known to John M. Jacobs, as well as all facts in the corporate records and files of FSI and TSA which would have been discovered by or known to a person making a prudent review of such files to determine the accuracy of any representation or warranty made by FSI in this Agreement or compliance by FSI with any of the covenants in this Agreement.

         IN WITNESS WHEREOF, NELX, FSI and Acquisition have caused this Agreement to be signed and delivered by their respective duly authorized officers, all as of the date first written above.

                                   NELX, INC.


                                   By:  _________________________
                                        Charles Stout, President

                                   FSI ACQUISITION CORP.


                                   By:  _________________________
                                        Charles Stout, President

                                   FS INVESTMENTS, INC.


                                   By:  _________________________
                                        John M. Jacobs, President

                                    EXHIBITS


EXHIBIT                                     DESCRIPTION
-------                                     -----------

A                                           Shareholders

B                                           Officers and Directors of NELX

C                                           Representation Letter

D                                           Closing Statement

                                    SCHEDULES



SCHEDULE                                    DESCRIPTION
--------                                    -----------

FSI SCHEDULES



4.7                                         Financial Statements
4.13                                        Leases



NELX SCHEDULES

6.1                                         Subsidiaries



6.7                                         Liabilities Not Reflected in Reports

6.11                                        Contracts

6.13                                        Real Property

6.15                                        Insurance
6.16                                        Bank Accounts

                                    EXHIBIT A

                                  SHAREHOLDERS


------------------------ ----------- ---------------- ------------ -------------
Shareholder Names and                Percent of FSI   Number of
Addresses                FSI Shares  Shares           NELX Shares
------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

------------------------ ----------- ---------------- ------------ -------------

TOTAL                                                 50,000,000
------------------------ ----------- ---------------- ------------ -------------

                                    EXHIBIT B

                             OFFICERS AND DIRECTORS

                                       OF

                                      NELX

OFFICERS:
                  John M. Jacobs                            President

                  Robert L. Neal                            Secretary

DIRECTORS:
                  John M. Jacobs                            (Chairman)
                  Charles Stout
                  Frederick E. Ferguson
                  C. David Thomas

                                    EXHIBIT C

                        SHAREHOLDER REPRESENTATION LETTER

                                    EXHIBIT D

                                CLOSING STATEMENT

                                  SCHEDULE 4.7

                              FINANCIAL STATEMENTS

                                  SCHEDULE 4.13

                                     LEASES

                                  SCHEDULE 6.1

                                  SUBSIDIARIES

                                  SCHEDULE 6.7

                      LIABILITIES NOT REFLECTED IN REPORTS

                                  SCHEDULE 6.11

                                    CONTRACTS

                                  SCHEDULE 6.13

                                   REAL ESTATE

                                  SCHEDULE 6.15

                                    INSURANCE

                                  SCHEDULE 6.16

                                    ACCOUNTS

                                                                       EXHIBIT C










                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                   NELX, INC.,

                             J&C ACQUISITION CORP.,

                              AND JACOBS & COMPANY





                                  MAY 18, 2001

                                                                  EXECUTION COPY


         THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is entered into as of the 18th day of May, 2001, by and among NELX, INC., a Kansas corporation ("NELX"), J&C ACQUISITION CORP., a West Virginia corporation wholly owned by NELX ("Acquisition"), and JACOBS & COMPANY, a West Virginia corporation ("J&C").

                                 R E C I T A L S

         A. The Board of Directors of each of NELX, J&C and Acquisition believe that it is in the best interests of each company and its respective stockholders to consummate the reorganization provided for herein, pursuant to which NELX will directly acquire all of the capital stock of J&C (the "J&C Common Stock") through a merger of Acquisition with and into J&C, with J&C being the surviving corporation (as hereinafter defined in Section 1.1, the "Merger").

         B. Pursuant to a vote of the holders of all capital stock of J&C and Acquisition made in accordance with Section 117 of the West Virginia Corporation Act ("WVCA"), the stockholders of J&C and Acquisition have approved the Merger.

         C. For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a)(1)(A) and 368
(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

                                A G R E E M E N T

         NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

         1.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the WVCA, at the Effective Time (as defined in Section
1.3 hereof), (a) Acquisition shall be merged with and into J&C, (b) the separate corporate existence of Acquisition shall cease, and (c) J&C shall continue as the surviving corporation (the "Surviving Corporation") in the Merger under the laws of the State of West Virginia under the name Jacobs & Company (the "Merger").

         1.2 CLOSING AND CLOSING DATE. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at the offices of Jacobs & Company, Suite 970, 300 Summers Street, Charleston, West Virginia 25301 on May 29, 2001 at 1:00 p.m. local time, or as soon thereafter as reasonably practicable on (a) the next business day after the last to be fulfilled or waived of the conditions set forth in Article VIII shall be fulfilled or waived in accordance herewith, or (b) at such other time, date or place as J&C and NELX may agree in writing. The date on which the Closing occurs is referred to herein as the "Closing Date".

         1.3 EFFECTIVE TIME OF THE MERGER. On the Closing Date, the parties hereto shall cause articles of merger, or other appropriate documentation, satisfying the requirements of the

WVCA (the "Articles of Merger") to be filed with the office of the Secretary of State of the State of West Virginia in accordance with the provisions of the WVCA. When used herein, the term "Effective Time" shall mean the date and time when the Articles of Merger have been accepted for filing by the Secretary of State of the State of West Virginia or such date and time as otherwise specified in the Articles of Merger.

         1.4 EFFECT OF THE MERGER. The Merger shall, from and after the Effective Time, have the effects provided in Section 37 of the WVCA. If at any time after the Effective Time, any further action is deemed necessary or desirable to carry out the purposes of this Agreement, the parties hereto agree that the Surviving Corporation and its proper officers and directors shall be authorized to take, and shall take, any and all such action.

                                   ARTICLE II
                            THE SURVIVING CORPORATION

         2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of J&C shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

         2.2 BYLAWS. The bylaws of J&C as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

         2.3 BOARD OF DIRECTORS AND OFFICERS. The board of directors and officers of J&C immediately prior to the Effective Time shall be the board of directors and officers, respectively, of the Surviving Corporation, effective as of the Effective Time, and until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III
                              CONVERSION OF SHARES

         3.1 MERGER CONSIDERATION. As of the Effective Time, by virtue of the Merger and without any action on the part of Acquisition, J&C, or NELX:

                  (a) Each share of J&C Common Stock, issued and outstanding immediately prior to the Effective Time will be converted, without any action on the part of the holders thereof (the "Shareholders"), into its proportionate share of 25,000,000 shares of the common stock, par value $.0001 per share, of NELX ("NELX Common Stock"); provided that no fractional shares of NELX Common Stock shall be delivered (and the number of shares of NELX Common Stock to be delivered to any Shareholder shall be rounded down to the nearest whole number) and the Shareholders shall not be entitled to cash in lieu of fractional shares; provided further that no more than an aggregate of 25,000,000 shares of NELX Common Stock shall be issued or issuable at the Effective Time pursuant to the Merger. Immediately following the Effective Time, the Shareholders shall deliver to NELX the certificates representing the J&C Common Stock, and NELX shall cause NELX's transfer agent to deliver to the Shareholders certificates representing the NELX Common Stock in accordance with Exhibit A hereto. The NELX Common Stock issued pursuant to this Section 3.1(a) shall be duly authorized, fully paid and non-assessable. All shares of NELX Common Stock issued in accordance with
Section 3.1 shall be deemed to be in full satisfaction of all rights pertaining to shares of J&C Common Stock held by the Shareholders. The Shareholders shall have no right to transfer or assign the right to receive the NELX Common Stock prior to the issuance thereof.

                  (b) Each share of Acquisition Common Stock issued and outstanding immediately prior to the Effective Time will be converted, without any action on the part of the holder thereof, into one (1) duly and validly issued, fully paid and non-assessable share of the common stock, par value $.01 per share, of the Surviving Corporation.

         3.2 NO FURTHER RIGHTS. From and after the Effective Time, holders of certificates theretofore evidencing J&C Common Stock shall cease to have any rights as stockholders of J&C, except as provided herein or by applicable law.

         3.3 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Income Tax Regulations.

                                   ARTICLE IV
                      REPRESENTATIONS AND WARRANTIES OF J&C

         J&C represents and warrants to NELX as follows:

         4.1 ORGANIZATION, ETC. J&C is a corporation duly organized and validly existing and in good standing under the laws of the State of West Virginia, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdiction in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a material adverse effect on the financial condition or operations of J&C taken as a whole (for J&C, a "Material Adverse Effect").

         4.2 AUTHORITY. J&C has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and such action has been duly authorized by all necessary action of J&C's Board of Directors and will have been duly authorized by the stockholders prior to the Effective Time.

         4.3 ENFORCEABILITY. This Agreement has been duly executed and delivered by J&C and constitutes a legal, valid and binding obligation of J&C enforceable in accordance with its terms, subject to: (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief, or other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants, indemnification provisions or similar provisions).

         4.4 NO VIOLATION. The execution and the delivery by J&C of this Agreement does not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, or (iv) require any notice, filing, authorization, consent or approval not heretofore obtained pursuant to, any binding written or oral agreement or instrument including, without limitation, any charter, bylaw, trust instrument, indenture or evidence of indebtedness, lease, contract or other obligation or commitment (each, a "Contractual Obligation") binding upon J&C or any of its properties or assets, or any law, rule, regulation, restriction, order, writ, judgment, award, determination, injunction or decree of any court or government, or any decision or ruling of any arbitrator (each, a "Requirement of Law") binding upon or applicable to J&C or any of its properties or assets. It is acknowledged that the Merger will result in a deemed assignment of the investment advisory contracts of J&C for purposes of Section 205(a)(2) of the Investment Advisers Act of 1940; and, thus, the continuation of such contracts will require the consent of the respective clients.

         4.5 LITIGATION. There are no pending or overtly threatened actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect on J&C.

         4.6 CAPITALIZATION. Exhibit A hereto sets forth the record holders of all outstanding shares of the J&C Common Stock (the "Issued Shares") and the number of Issued Shares owned by such Shareholder. J&C has authorized 1000 shares of Common Stock, par value $10.00 per share, and has authorized no other class of stock. No shares of the J&C Common Stock are held in the treasury of J&C. The Issued Shares are duly authorized, validly issued, outstanding, fully paid and nonassessable.

         4.7 FINANCIAL STATEMENTS. Attached as Schedule 4.7 hereto are the unaudited consolidated financial statements of Jacobs & Company and Subsidiary for the years ended December 31, 2000 and 1999 (the "J&C Financial Statements"). The J&C Financial Statements are internal statements prepared by management. Each of the J&C Financial Statements (a) is complete and correct and presents fairly in all material respects the consolidated financial condition of J&C as of the dates thereof, (b) discloses all material liabilities of J&C, and (c) has been prepared on a modified income tax basis and is therefore a departure from statements prepared in accordance with generally accepted accounting principles. Since December 31, 2000, there has been no change which would have a Material Adverse Effect on J&C, liabilities incurred have been for the purpose of financing the ordinary business and operations of the corporation, and J&C has not mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties.

         4.8 INCOME TAX RETURNS. J&C has filed all federal and state income and other tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by J&C, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. J&C has no knowledge of any pending assessments or adjustments of taxes payable of J&C with respect to any year.

         4.9 PERMITS, FRANCHISES. J&C is an investment adviser registered under the Investment Advisers Act of 1940. J&C possesses, and will hereafter possess, all registrations, permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable them to conduct the business in which it is now engaged in compliance with applicable law, except where failure to do so would not have a Material Adverse Effect on J&C.

         4.10 ERISA. J&C maintains, and has not in the past maintained, any employee pension benefit plan (a "Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time ("ERISA").

         4.11 OTHER OBLIGATIONS. J&C is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

         4.12 ENVIRONMENTAL MATTERS. J&C has been in compliance in all material respects with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of J&C's operations and/or properties (collectively, "Environmental Laws"). None of the operations of J&C is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. To the knowledge of J&C, J&C has no material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment.

         4.13 REAL PROPERTY; LEASES. J&C does not own any real property.
Schedule 4.13 sets forth a complete and accurate list of each lease, sublease or other arrangement pursuant to which J&C leases or subleases real property (collectively, the "Leased Premises"). J&C has received no notice of any event of default or any event, occurrence, condition or act, including without limitation, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder, which constitutes or would constitute (with notice or lapse of time or both) a default in any respect under any of the leases or subleases on Schedule 4.13.

         4.14 NO CONSENT REQUIRED. Except for the approval of the Merger by the Shareholders, J&C's execution, delivery and performance of this Agreement does not require the consent or approval of any other person or entity which has not been obtained, including, without limitation, any regulatory authority or governmental body of the United States of America or any state thereof or any political subdivision of the United States of America or any state thereof.

         4.15 NO BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by J&C directly with NELX without the intervention of any person on behalf of J&C in such manner as to give rise to any valid claim against NELX or J&C for a finder's fee, brokerage commission or similar payment.

         4.16 FULL DISCLOSURE. No representation, warranty, schedule or certificate of J&C made or delivered pursuant to this Agreement contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

                                   ARTICLE V
             ADDITIONAL REPRESENTATION AND WARRANTY RELATING TO THE
                                  SHAREHOLDERS

         J&C hereby represents and warrants to NELX that each Shareholder owns of record the shares of J&C Common Stock indicated opposite such Shareholder's name on Exhibit A hereto.

                                   ARTICLE VI
             REPRESENTATIONS AND WARRANTIES OF NELX AND ACQUISITION

         NELX and Acquisition each represent and warrant to J&C as follows:

         6.1 ORGANIZATION, ETC. NELX is a corporation, duly organized and validly existing and in good standing under the laws of the State of Kansas, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdictions in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a material adverse effect on the financial condition or operations of NELX and its Subsidiaries (as defined below), taken as a whole (for NELX and its Subsidiaries, a "Material Adverse Effect"). Each company (each, a "Subsidiary") listed on Schedule 6.1 hereof is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization, and is qualified or licensed to do business and is in good standing as a foreign corporation in each other jurisdiction in which the conduct of its business or the ownership of property requires such qualification or licensing, except where failure to be so qualified or licensed would not have a Material Adverse Effect on NELX. Except for the Subsidiaries, NELX does not own, of record or beneficially, the securities of any other entity. A true and correct copy of the Certificate of Incorporation and Bylaws of NELX, as currently in effect, has previously been delivered to J&C.

         6.2 AUTHORITY. NELX has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and such action has been duly authorized by all necessary action of NELX's Board of Directors. The issuance and sale of the NELX Common Stock to the Shareholders has been duly authorized and if, as and when delivered to the Shareholders, such shares will be duly and validly issued and outstanding, fully paid and nonassessable and will be free of any Encumbrance (as defined below), other than those imposed pursuant to securities laws of general application. As used in this Agreement, "Encumbrance" shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right of way, encroachment, private building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title.

         6.3 ENFORCEABILITY. This Agreement has been duly executed and delivered by NELX and constitutes a legal, valid and binding agreement and obligation of NELX and Acquisition enforceable against each in accordance with its terms subject to: (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief, or other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights; and (iii) public policy concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants, indemnification provisions or similar provisions).

         6.4 NO VIOLATION. The execution and the delivery by NELX and Acquisition of this Agreement does not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, or (iv) require any notice, filing, authorization, consent or approval not heretofore obtained pursuant to, any Contractual Obligation binding upon NELX or any Subsidiary or any of their properties or assets, or any Requirement of Law binding upon or applicable to NELX or any Subsidiary or any of their properties or assets, except for such conflicts, defaults or violations, filings, authorizations, consents or approvals which would not have a Material Adverse Effect on NELX.

         6.5 LITIGATION. There are no pending or overtly threatened actions, claims, orders, decrees, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect on NELX.

         6.6 CAPITALIZATION. The authorized capital stock of NELX consists of 500,000,000 shares of NELX Common Stock, 45,802,042 shares of which have been validly issued as of the date hereof, and such issued shares are fully paid and nonassessable. NELX owns 100% of the common stock of each of the Subsidiaries. There do not exist any other authorized or outstanding securities, options, warrants, calls, commitments, rights to subscribe or other instruments, agreements or rights of any character, or any pre-emptive rights, convertible into or exchangeable for, or requiring or relating to the issuance, transfer or sale of, any shares of capital stock or other securities of NELX or any Subsidiary.

         6.7 ANNUAL REPORT; FINANCIAL STATEMENTS. NELX's Annual Report on Form 10-KSB for the year ended May 31, 2000 (a "Report") was filed with the Securities and Exchange Commission (the "SEC") on November 4, 2000, and its most recent Report on Form 10-QSB was filed with the SEC for the period ended February 28, 2001 on April 26, 2001. Each Report complied in all material respects with the rules of the SEC applicable to such Report on the date filed with the SEC, and neither Report contained, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading. The Reports have not been amended. All of the consolidated financial statements included in the Reports (the "NELX Financial Statements"): (i) have been prepared from and on the basis of, and are in accordance with, the books and records of NELX and with generally accepted accounting principles applied on a basis consistent with prior accounting periods; (ii) fairly and accurately present in all material respects the consolidated financial condition of NELX as of the date of each such NELX Financial Statement and the results of its operations for the periods therein specified; and (iii) are accompanied by the audit opinion of NELX's independent public accountants. Except as set forth in Schedule 6.7 or in the NELX Financial Statements, as of the date hereof, NELX has no liabilities other than (i) liabilities which are reflected or reserved against in the NELX Financial Statements and which remain outstanding and undischarged as of the date hereof,
(ii) liabilities arising in the ordinary course of business of NELX since the filing of the most recent Report not exceeding $25,000 in the aggregate, (iii) liabilities incurred as a result of the transactions contemplated by this Agreement or (iv) liabilities which were not required by generally accepted accounting principles to be reflected or reserved on the NELX

Financial Statements. Since the date of filing of the most recent Report, there has not been any event or change which has or will have a Material Adverse Effect on NELX and NELX has no knowledge of any event or circumstance that would reasonably be expected to result in such a Material Adverse Effect.

         6.8 INCOME TAX RETURNS. NELX and the Subsidiaries have filed all federal and state income and other tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by NELX or any Subsidiary, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. NELX has no knowledge of any pending assessments or adjustments of any taxes payable of NELX or its Subsidiaries with respect to any year.

         6.9 PERMITS, COMPLIANCE WITH LAW. NELX and each Subsidiary possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable them to conduct the business in which it is now engaged in compliance with applicable law, except where failure to do so would not have a Material Adverse Effect on NELX. NELX and each Subsidiary are in compliance with all Requirements of Law in the conduct of its business and corporate affairs, except where failure to comply, singly or in the aggregate, would not have a Material Adverse Effect on NELX.

         6.10 ERISA. Neither NELX nor any Subsidiary maintains a Plan. NELX and each Subsidiary are in compliance in all material respects with all applicable provisions of ERISA; neither NELX nor any Subsidiary has violated any provision of any Plan heretofore maintained or contributed to by it.

         6.11 CONTRACTS. Schedule 6.11 sets forth a description of each agreement, contract lease, license evidence of indebtedness, mortgage, indenture, security agreement, or other instrument, whether written or oral (collectively, "Contracts"), which provides for payments to or by NELX or any Subsidiary in excess of $5,000, or is otherwise material to the operations of NELX or any Subsidiary. Neither NELX nor any Subsidiary is in default on any Contract, except for such defaults which would not have a Material Adverse Effect on NELX.

         6.12 ENVIRONMENTAL MATTERS. NELX and its subsidiaries (including the Subsidiaries) have at all times been in compliance in all material respects with all applicable Environmental Laws. None of the operations of NELX or any Subsidiary is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. To NELX's knowledge, neither NELX nor any Subsidiary has received notice of any actual or threatened claim, investigation, proceeding, order or decree in connection with any release of any toxic or hazardous waste or substance into the environment.

         6.13 REAL PROPERTY. Schedule 6.13 sets forth all of the real property which is owned and/or leased by each of NELX and the Subsidiaries (collectively, the "Real Property"). The Real Property constitutes all of the real property now used in and necessary for the conduct of the business of NELX and the Subsidiaries as presently conducted. NELX has delivered to J&C true and complete copies of all leases relating to such properties (the "Leases"). The Leases are in full force and effect and are valid, binding, and enforceable in accordance with their terms, and no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of any party. Except as set forth in Schedule 6.13, all real property, buildings and structures owned or used by NELX and the Subsidiaries are in good condition and suitable for the purpose or purposes for which it is being used, reasonable wear and tear excepted, and is in such condition and repair as to permit the continued operation of said businesses. None of the Real Property, buildings or structures is in need of material maintenance or repairs except for ordinary, routine maintenance and repairs.

         6.14 EMPLOYEES. Neither NELX nor any Subsidiary has any employees nor any agreement with any person regarding employment.

         6.15 INSURANCE. NELX and the Subsidiaries currently maintain, in full force and effect, all insurance policies that are reasonably required to be maintained for the conduct of its business or the ownership of its properties (both real and personal) (collectively, the "Insurance Policies"). True and complete copies of all Insurance Policies have been made available to J&C. NELX
(a) is not in default regarding the provisions of any Insurance Policy; (b) has paid all premiums due thereunder; and (c) has not failed to present any notice or material claim thereunder in a due and timely fashion. The coverage provided by the Insurance Policies, with respect to any insured act or event occurring on or prior the Effective Time, will not in any way be affected by or terminate or lapse by reason of the transactions contemplated hereby. Schedule 6.15 sets forth a listing of all policies maintained by NELX and a listing, by policy, of all outstanding claims and the amount thereof made by NELX under each such policy.

         6.16 BANK ACCOUNTS. Schedule 6.16 sets forth the names and locations of all banks, trust companies, savings and loan associations, stock brokerages and other financial institutions at which NELX and Acquisition maintain accounts of any nature, or safe deposit boxes, and the name of all persons authorized to draw thereon or make withdrawals therefrom.

         6.17 TITLE TO PROPERTIES. The assets owned or leased by NELX and its Subsidiaries are all of the assets necessary to conduct the business of NELX and its Subsidiaries as currently being conducted. NELX and its Subsidiaries have good and marketable title to substantially all of the assets they own, real and personal, movable and immovable, tangible and intangible, free and clear of all Encumbrances, except for: (a) liens for taxes not yet due and payable, or (b) minor imperfections of title and encumbrances, if any, which (i) are not substantial in amount, (ii) do not detract from the value of the property subject thereto, impair the operations of the business of NELX, or the use or license of certain of the assets of NELX, and (iii) have arisen in the ordinary course of business consistent with past practice.

         6.18 NO BROKERS. The transactions contemplated hereby have been carried out by NELX directly with J&C and the Shareholders without the intervention of any person on behalf of NELX in such manner as to give rise to any valid claim against NELX or J&C for a finder's fee, brokerage commission or similar payment.

         6.19 SECURITIES LAW MATTERS. To the best of its knowledge NELX has filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC under the Securities Act or the Exchange Act of 1934, as amended (all such reports and statements are collectively referred to herein as the "Securities Filings"), and (ii) any applicable state securities authorities. To the knowledge of NELX, no such Securities Filing, as of the date it was filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Subject to the accuracy of the representations of each of the Shareholders in a Shareholder Representation Letter in the form attached as Exhibit C hereto, the offer and sale of the Shares to the Shareholders will be exempt from the Securities Act.

         6.20 SALE OF CERTAIN PROPERTIES. On or about May 7, 2001, NELX sold certain oil and gas properties. A closing statement indicating the net amount payable to NELX is attached as Exhibit D hereto. Except for amounts otherwise applied with the prior consent of J&C, such proceeds of sale are held, and will be held at the Effective Time, on deposit in one or more of the accounts identified on Schedule 6.16.

         6.21 FULL DISCLOSURE. No representation, warranty, schedule or certificate of NELX made or delivered pursuant to this Agreement contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

                                  ARTICLE VII
                            COVENANTS OF THE PARTIES

         7.1 ACCESS PENDING CLOSING; EXCLUSIVITY.

                  (a) ACCESS TO NELX. NELX shall (i) give to J&C and its counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Effective Time to all of the books, contracts, commitments and other records of NELX and shall furnish J&C during such period with all information concerning NELX that J&C may reasonably request; and (ii) afford to J&C and its representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of NELX, in order to conduct inspections at their expense to determine that NELX is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of NELX are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (i) and (ii), J&C shall make arrangements with NELX reasonably in advance and shall use their reasonable best efforts to avoid interruption and to minimize interference with the normal business and operations of NELX. Any such investigation or inspection by J&C shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of NELX contained herein.

                  (b) EXCLUSIVITY TO J&C. Until either the Agreement is terminated or consummated, NELX agrees not to solicit any other inquiries, proposals or offers to purchase or otherwise acquire, in a merger transaction or another type of transaction, the business of NELX or the shares of capital stock of NELX. NELX further agrees to advise J&C promptly of any such inquiry or offer.

                  (c) ACCESS TO J&C. J&C shall (i) give to NELX and to NELX's counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Effective Time, to all of the books, contracts, commitments and other records of J&C and shall furnish NELX during such period with all information concerning J&C that NELX may reasonably request; and (ii) afford to NELX and to NELX's representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of J&C in order to conduct inspections at NELX's expense to determine that J&C is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of J&C are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (i) and (ii), NELX shall make arrangements with J&C reasonably in advance and shall use its reasonable best efforts to avoid interruption and to minimize interference with the normal business and operations of J&C. Any such investigation or inspection by NELX shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of J&C contained herein.

                  (d) EXCLUSIVITY TO NELX. Until either this Agreement is terminated or consummated, J&C agrees not to make, directly or indirectly, any other inquiries, proposals or offers to purchase or otherwise acquire, in a merger transaction or another type of transaction, the business or the shares of capital stock of any other company. J&C furthers agree to advise NELX promptly of any such inquiry or offer.

         7.2 OPERATION OF THE BUSINESS. Between the date of this Agreement and the Effective Time, each of NELX and J&C will conduct its business only in the ordinary course of business, and will:

                  (a) not amend its charter or bylaws;

                  (b) not increase the compensation or benefits (including, without limitation, salary, bonus and commission schedules) of any personnel, except for non-key management personnel in the ordinary course of business;

                  (c) use its reasonable best efforts to preserve intact its current business organization, keep available the services of its personnel, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with it consistent with its sound business judgment and past practices;

                  (d) not issue or sell any debt or equity securities (including upon the exercise of currently outstanding options, warrants and other rights), declare, set aside or pay any dividend or distribution in respect of its securities, or directly or indirectly redeem or repurchase any outstanding securities, provided that any issuance of stock by J&C shall be prohibited only to the extent that it would increase the NELX Common Stock to be issued pursuant hereto;

                  (e) not sell, assign, transfer, convey, lease or otherwise dispose of or subject to any Encumbrance any of its assets, except for sales of inventory and used equipment, in each case in the ordinary course of business consistent with past practice

                  (f) not acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any material assets or business of any person;

                  (g) not make any loans or advances to any person, except in the ordinary course of business nor discharge any debt prior to the scheduled maturity thereof;

                  (h) not make any payment or enter into any agreement or other transaction with any officer or director of such party, other than employment compensation and benefits on the terms currently in effect;

                  (i) not fail to comply in any material respect with all Requirements of Law applicable to its business;

                  (j) not make any operational changes or developments of a material nature; and

                  (k) not enter into, amend or terminate any Contract which is or would be required to be disclosed in Schedule 6.11 hereto.

         7.3 REASONABLE BEST EFFORTS. Each of the parties hereto shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, necessary, proper or advisable to consummate the transactions contemplated hereby (including obtaining all necessary waivers, consents and approvals) on or before May 29, 2001 or as soon as practicable thereafter. Without limiting the generality of the foregoing, NELX shall use its reasonable best efforts to fulfill the conditions set forth in Section 8.2 and J&C shall use its reasonable best efforts to fulfill the conditions set forth in Section 8.1.

7.4 NOTIFICATION OF CERTAIN MATTERS. NELX, Acquisition, and J&C shall each give prompt notice to the other parties of the occurrence or non-occurrence of any
event, the occurrence or non-occurrence of which is likely to cause any conditions set forth in Article VIII not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect any remedies available to the party receiving such notice and no disclosure pursuant to this Section 7.4 shall be deemed to amend or supplement any written disclosure previously made by one party thereafter, or prevent or cure any misrepresentations, breach of warranty or breach of covenant, unless the recipient party shall agree in writing to accept the disclosures set forth in any such notice.

         7.5 ADDITIONAL DOCUMENTS AND FURTHER ASSURANCES. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement, the Merger and the transactions contemplated hereby.

         7.6 EXPENSES. Each party shall bear its own costs and expenses in connections with the negotiation and consummation of this Agreement.

         7.7 PUBLIC DISCLOSURES. NELX and J&C shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger or the transactions contemplated hereby or thereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

         7.8 TAX TREATMENT. J&C and NELX shall each report the Merger as a tax free reorganization and shall not take, and shall use commercially reasonable efforts to prevent any of their respective subsidiaries or affiliates from taking, any actions that could prevent the Merger from qualifying, as a tax free reorganization under the provisions of Section 368(a) of the Code.

         7.9 INDEBTEDNESS OF J&C. J&C shall take such action as may be necessary to cause the balance of the outstanding notes payable of J&C immediately following the Effective Time and following application of no more than $800,000 of cash reserves of NELX to the reduction of notes payable of J&C (including, without limitation, notes payable to any Shareholder) not to exceed $500,000. Such action may include settlement of outstanding notes at the Effective Time for NELX Common Stock otherwise to be issued in the Merger, but in any such case the NELX Common Stock so used shall be a direct reduction in the number of shares of NELX Common Stock otherwise to be issued to the Shareholders in the Merger.

                                  ARTICLE VIII
                            CONDITIONS TO THE MERGER

         8.1 CONDITIONS TO OBLIGATIONS OF NELX AND ACQUISITION. The obligations each of NELX and Acquisition to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by NELX:

                  (a) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there by any action taken, or any statute, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes the consummation of the Merger illegal.

                  (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of J&C in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date), and for such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on J&C.

                  (c) COVENANTS. J&C shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by J&C as of the Effective Time.

                  (d) CERTIFICATE OF J&C. NELX shall have been provided with a certificate executed on behalf of J&C by its Chief Executive Officer to the effect that, as of the Effective Time, the conditions set forth in Sections 8.1(b) and 8.1(c) have been met with respect to J&C.

                  (e) APPROVAL OF J&C SHAREHOLDERS. The Merger shall have been approved by an affirmative vote of the Shareholders.

         8.2 CONDITIONS TO THE OBLIGATIONS OF J&C. The obligations of J&C to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by J&C:

                  (a) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there by any action taken, or any statute, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes the consummation of the Merger illegal.

                  (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of NELX and Acquisition in this Agreement shall be true and correct in all respects and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date), and for such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on NELX or Acquisition.

                  (c) COVENANTS. NELX and Acquisition shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

                  (d) NELX BOARD OF DIRECTORS. NELX shall have caused such resignations and appointments as are necessary to establish those officers and directors identified in Exhibit B hereto as the officers and directors of NELX and the Subsidiaries.

                  (e) CERTIFICATE OF NELX. J&C shall have been provided with a certificate executed on behalf of each of NELX and Acquisition by its President or Chief Executive Officer, as of the Effective Time, certifying that the conditions set forth in Sections 8.2(b), 8.2(c) and 8.2(d) have been met.

                  (f) APPROVAL OF J&C SHAREHOLDERS. The Merger shall have been approved by an affirmative vote of the Shareholders.

                  (g) FS INVESTMENTS, INC. MERGER. NELX shall have entered into an Agreement and Plan of Merger with FS Investments, Inc., and the transactions contemplated thereby (the "FSI Merger") shall close simultaneously with the Merger.

                                   ARTICLE IX
                        TERMINATION, AMENDMENT AND WAIVER

         9.1 TERMINATION EVENTS. This Agreement may, by notice given prior to or at the Closing, be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) by NELX if a material breach of any provision of this Agreement has been committed by J&C, and such breach has not been waived and such breach (if curable) is not cured within 10 days after notice thereof, or if any of the conditions in Section 8.1 has not been satisfied on May 29, 2001 (or other date specified in this Agreement with respect to any such condition) or if satisfaction of such a condition is or becomes impossible (other than through the failure of NELX to comply with its obligations under this Agreement) and NELX has not waived such condition on or before the Effective Time.

                  (b) by J&C if a material breach of any provision of this Agreement has been committed by NELX, and such breach has not been waived and such breach (if curable) is not cured within 10 days after notice thereof, or if any of the conditions in Section 8.2 has not been satisfied on May 29, 2001 (or other date specified in this Agreement with respect to any such condition) or if satisfaction of such a condition is or becomes impossible (other than through the failure of J&C to comply with its obligations under this Agreement) and J&C has not waived such condition on or before the Effective Time.

                  (c) by mutual consent of J&C and NELX.

                  (d) by any party if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the later of June 30, 2001, or such later date as the parties may agree upon.

         9.2 EFFECT OF TERMINATION Prior to the Effective Time, termination shall be the parties' exclusive remedy for a breach of any representation, warranty or covenant.

                                   ARTICLE X
                               GENERAL PROVISIONS

         10.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified (return receipt requested) or overnight mail or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

         (a)    if to J&C:                  Jacobs & Company
                                            300 Summers Street, Suite 970
                                            Charleston, WV 25301
                                            Fax:(304) 342-9726

                with a copy to:             Swidler Berlin Shereff Friedman, LLP
                                            405 Lexington Avenue
                                            New York, New York  10174
                                            Attn: James H. Nix
                                            Fax: (212) 891-9241

         (b)    if to NELX or Acquisition:  NELX, Inc.
                                            c/o Charles Stout
                                            Route 1, Box 41J
                                            Bridgeport, WV 26330
                                            Fax: (304) 623-9355

                with a copy to:



         10.2 INTERPRETATION. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         10.3 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile, and a facsimile signature shall have the same force and affect as an original signature on this Agreement.

         10.4 ENTIRE AGREEMENT. This Agreement and the documents, Schedules and instruments referred to herein and to be delivered pursuant hereto, together with the FSI Merger agreement and related schedules and instruments, constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all other prior contemporaneous agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no other representations or warranties, whether written or oral, between the parties in connection with the subject matter hereof, except as expressly set forth herein.

         10.5 ASSIGNMENTS; PARTIES IN INTEREST. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein.

         10.6 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         10.7 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

         10.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of West Virginia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         10.9 RIGHTS OF CONSTRUCTION. The parties hereto waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         10.10 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage could occur in the event any provision of this Agreement, including
Article III hereof, was not performed in accordance with the terms hereof. Without limiting the generality of the foregoing, NELX hereby acknowledges that
(i) the obligation of NELX to issue shares of NELX Common Stock to the Shareholders is fundamental and required for the protection of the Shareholders and to preserve for the Shareholder the benefits of the Merger, (ii) the NELX Common Shares are of a unique character, and (iii) a breach of such obligation will result in irreparable harm and damages to the Shareholders which cannot be adequately compensated by a monetary award. Accordingly, NELX hereby expressly agrees that, should the Merger be consummated, in addition to all other remedies available to law or in equity, the Shareholders shall be entitled to the immediate remedy of specific performance, a temporary and/or permanent restraining order, preliminary injunction or such other form of injunctive or equitable relief as may used by the court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any representations, warranties, covenants or restrictions set forth in Article III of this Agreement, or to specifically enforce the terms and provisions of Article III hereof. NELX further agrees that neither the Shareholders nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in Section 10.11, and NELX irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought by a party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled). The foregoing rights shall be in addition to any other right or remedy any person hereto may have at law or in equity.

         10.11 ARBITRATION.

                  (a) RULES OF ARBITRATION. All disputes arising in connection with this Agreement, other than matters pertaining to equitable relief, shall be finally settled by arbitration by the American Arbitration Association ("AAA") in Charleston, West Virginia, in accordance with the rules of the AAA ("Rules of Arbitration"). Judgment on the award rendered by the arbitration panel (the "Arbitration Panel") may be entered in any court of competent jurisdiction.

                  (b) INITIATION OF ARBITRATION. Any party which desires to initiate arbitration proceedings may do so by delivering written notice to the other party (the "Arbitration Notice") specifying (x) the nature of the dispute or controversy to be arbitrated; (y) the name and address of the arbitrator appointed by the party initiating such arbitration; and (z) such other matters as may be required by the Rules of Arbitration. The party who receives an Arbitration Notice shall appoint an arbitrator and notify the initiating party of such arbitrator's name and address within 30 days after delivery of the Arbitration Notice; otherwise, a second arbitrator shall be appointed at the request of the party who delivered the Arbitration Notice. The two arbitrators so appointed shall appoint a third arbitrator who shall be chairman of the Arbitration Panel and the "neutral arbitrator" for purposes of the Rules of Arbitration.

                  (c) DECISIONS FINAL. All decisions of the Arbitration Panel shall be final, conclusive and binding on all parties and shall not be subject to judicial review.

         10.12 KNOWLEDGE DEFINED. As used herein, "knowledge" shall mean knowledge of a particular fact or other matter, provided that (a) NELX shall be deemed to have "knowledge" of all facts actually known to Charles Stout, as well as all facts in NELX's corporate records and files which reasonably would have been discovered by or known to a person making a prudent review of such files to determine the accuracy of any representation or warranty made by NELX in this Agreement or compliance by NELX with any of the covenants in this Agreement, and
(b) J&C shall be deemed to have "knowledge" of all facts known to John M. Jacobs, as well as all facts in the corporate records and files of J&C which would have been discovered by or known to a person making a prudent review of such files to determine the accuracy of any representation or warranty made by J&C in this Agreement or compliance by J&C with any of the covenants in this Agreement.

         IN WITNESS WHEREOF, NELX, J&C and Acquisition have caused this Agreement to be signed and delivered by their respective duly authorized, all as of the date first written above.

                                   NELX, INC.


                                   By:  _________________________
                                        Charles Stout, President

                                   J&C ACQUISITION CORP.


                                   By:  _________________________
                                        Charles Stout, President

                                   JACOBS & COMPANY


                                   By:  _________________________
                                        John M. Jacobs, President

                                    EXHIBITS


EXHIBIT                                           DESCRIPTION
-------                                           -----------

A                                                 Shareholders

B                                                 Officers and Directors of NELX

C                                                 Representation Letter

D                                                 Closing Statement

                                    SCHEDULES



SCHEDULE                                          DESCRIPTION
-------                                           -----------

J&C SCHEDULES



4.7                                      Financial Statements
4.13                                     Leases



NELX SCHEDULES

6.1                                      Subsidiaries



6.7                                      Liabilities Not Reflected in Reports

6.11                                     Contracts

6.13                                     Real Property

6.15                                     Insurance
6.16                                     Bank Accounts

                                    EXHIBIT A

                                  SHAREHOLDERS


---------------------- ----------- ---------------- -------------- -------------
Shareholder Names and              Percent of J&C   Number of
Addresses              J&C Shares  Shares           NELX Shares
---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

---------------------- ----------- ---------------- -------------- -------------

TOTAL                                               25,000,000
---------------------- ----------- ---------------- -------------- -------------

                                    EXHIBIT B

                             OFFICERS AND DIRECTORS

                                       OF

                                      NELX

OFFICERS:
                  John M. Jacobs                                President

                  Robert L. Neal                                Secretary

DIRECTORS:
                  John M. Jacobs                                (Chairman)
                  Charles Stout
                  Frederick E. Ferguson
                  C. David Thomas

                                    EXHIBIT C

                        SHAREHOLDER REPRESENTATION LETTER

                                    EXHIBIT D

                                CLOSING STATEMENT

                                  SCHEDULE 4.7

                              FINANCIAL STATEMENTS

                                  SCHEDULE 4.13

                                     LEASES

                                  SCHEDULE 6.1

                                  SUBSIDIARIES

                                  SCHEDULE 6.7

                      LIABILITIES NOT REFLECTED IN REPORTS

                                  SCHEDULE 6.11

                                    CONTRACTS

                                  SCHEDULE 6.13

                                  REAL PROPERTY

                                  SCHEDULE 6.15

                                    INSURANCE

                                  SCHEDULE 6.16

                                    ACCOUNTS